Exhibit 99.3

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1707	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

February 1, 2013

Mr. Shawn McWilliams

Oil and Gas Business Unit Controller

Ramshorn Investments Inc.

515 West Greens Road, Suite 600

Houston, Texas 77067

Re:	Evaluation Summary
Ramshorn Investments Inc. Interests
Total Proved Reserves
Certain Properties in Texas
As of January 1, 2013

Dear Mr. McWilliams:

As requested, we are submitting estimates of total proved reserves and forecasts of economics attributable to the Ramshorn Investments Inc. interests in certain oil and gas properties located in Texas. The results of this evaluation are presented in the accompanying tabulations, with a composite summary presented below:

		Proved	Proved
		Developed	Developed	Proved	Total
		Producing	Non-Producing	Undeveloped	Proved
Net Reserves
Oil	- Mbbl	702.5	302.6	1,843.6	2,848.7
Gas	- MMcf	246.4	127.1	766.4	1,140.0
NGL	- Mbbl	85.7	45.4	259.7	390.8
Net Revenue
Oil	- M$	67,727.8	29,174.9	177,743.4	274,646.0
Gas	- M$	617.2	318.3	1,919.4	2,854.9
NGL	- M$	2,921.9	1,547.7	8,853.8	13,323.3
Hedge	- M$	0.0	0.0	0.0	0.0
Severance Taxes	- M$	3,380.9	1,482.0	8,984.2	13,847.1
Ad Valorem Taxes	- M$	2,036.6	886.8	5,386.0	8,309.3
Operating Expenses	- M$	17,187.3	3,930.0	32,777.2	53,894.5
Workover Expenses	- M$	0.0	0.0	0.0	0.0
3rd Party COPAS	- M$	0.0	0.0	0.0	0.0
Other Deductions	- M$	0.0	0.0	0.0	0.0
Investments	- M$	0.0	4,000.0	79,734.6	83,734.6
Net Operating Income (BFIT)	- M$	48,662.1	20,742.1	61,634.6	131,038.8
Discounted @ 10%	- M$	33,150.1	11,213.4	12,539.5	56,902.9

The Discounted cash flow value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

Presentation

This report is divided into four major sections:  Total Proved (“TP”), Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”) and Proved Undeveloped (“PUD”). Within each reserve category section is a Table I. The Table I presents composite reserve estimates and economic forecasts for the particular reserve category. Within the PDP, PDNP and PUD sections, following the Table I is a Table II “oneline” summary that presents estimates of ultimate recovery, gross and net reserves, ownership, net revenue, taxes, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I.  For a more detailed explanation of the report layout please refer to the Table of Contents following this letter.  The data presented in the individual tables are explained in page 1 of the Appendix.  The methods employed in estimating reserves are described in page 2 of the Appendix.

Within the SEC section, there are Total Proved and Proved Developed Producing Comparison summary tables that present a comparison of reserves and economics for the 01/2013 and 01/2012 reserve reports. Gross and net reserves, price, revenue, expenses, investments, net income and discounted cash flow are compared in the summary.

Hydrocarbon Pricing

As requested for the SEC scenario, adjustments to the initial oil and gas prices of $94.71 per BBL and $2.752 per MMBTU, respectively were applied.  Prices were not escalated in the SEC scenario.  As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period.  The base oil price is based upon WTI-Cushing spot prices during 2012 and the base gas price is based upon Henry Hub spot prices during 2012.  Prices were not escalated in the SEC scenario.  Adjustments to the oil and gas prices were made based upon data provided by your office.  These adjustments include treating cost, transportation cost, transportation charges and/or crude quality and gravity corrections.

Expenses and Taxes

Lease operating costs and investments were forecast as furnished by your office and were not escalated.  Severance tax values were applied at normal state percentages of oil and gas revenue.  Ad Valorem tax rates were forecast as provided by your office.

Miscellaneous

An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered.

This evaluation includes 26 proved undeveloped locations in Texas.  Each of these drilling locations proposed as part of Ramshorn’s development plans conforms to the proved undeveloped standards as set forth by the SEC.  In our opinion, Ramshorn has indicated they have every intent to complete this development plan within the next five years.  Furthermore, Ramshorn has demonstrated that they have the proper company staffing, financial backing and prior development success to ensure this five year development plan

The proved reserve classifications used herein conform to the criteria of the Securities and Exchange Commission (“SEC”) as defined in page 3 and 4 of the Appendix.  The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date, except as noted herein.  The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions.  It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates and forecasts were based upon interpretations of data furnished by your office and available from our files.  Production data, ownership information, price differentials, expenses, projected well count, investments and tax rates were furnished by your office and were accepted as furnished.  To some extent, information from public records was used to check and/or supplement these data.  The basic engineering and geological data were utilized subject to third party reservations and qualifications.  Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years.  We do not own an interest in the properties or Ramshorn Investments Inc. and are not employed on a contingent basis.  We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS
TEXAS REGISTERED ENGINEERING FIRM F-693